Exhibit 99.2

Evotec Announces Preliminary Second Quarter and First Half 2026 Results and Updates Full-Year 2026 Outlook

•	Preliminary H1 2026 results: Group revenues of approximately €300.1 million and adjusted Group EBITDA of approximately -€42.7 million; full H1 2026 financial results to be published on August 13, 2026, as scheduled

•	Updated FY 2026 outlook: Group revenues now expected to be approximately €570 to 610 million (€595 to 635 million CER) and adjusted Group EBITDA approximately -€70 to -105 million (-€60 to -90 million CER), compared with previous guidance of €700-780 million (€730-810 million CER) for Group revenues and €0-40 million (€10-50 million CER) for adjusted Group EBITDA

•	Key drivers of the updated outlook: Approximately ~40% of the revenue difference shifted to 2027 primarily due to revised phasing and milestone schedules in existing partnerships; ~45% shifted beyond Q4 2026 due to delays in strategic partnerships under negotiation; ~15% attributable to lower-than-expected sales to revenue conversion relative to previously issued guidance

•	Positive base business momentum: Net sales in D&PD ex-strategic partnerships increased by approximately 28% year-on-year in H1 2026, reflecting improved customer engagement and commercial execution; Just – Evotec Biologics continued to benefit from high capacity utilization and expansion of its customer base

•	Horizon execution on track: Transformation progressing as planned across operational excellence, scientific leadership and commercial execution; Evotec remains on track to deliver approximately 20-30% of cost savings in 2026 as part of its previously announced target of €75 million in annual run-rate savings by the end of 2027

•	Investor and analyst webcast and conference call: July 14, 2026, at 2:00 p.m. CEST / 1:00 p.m. BST / 8:00 a.m. EDT; details can be found below or under this link

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Hamburg, Germany, July 13, 2026 - Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced preliminary unaudited financial results for the second quarter and first half of 2026 and updated its full-year 2026 outlook. Full financial results for the second quarter and first half of 2026 will be published on August 13, 2026, as scheduled.

Based on preliminary figures, Evotec expects Group revenues for the first half of 2026 of approximately €300.1 million and adjusted Group EBITDA of approximately -€42.7 million. As of June 30, 2026, liquidity is expected to amount to approximately €465.6 million.

Looking ahead to the second half of 2026, Evotec now expects lower contributions than previously anticipated in the period from both existing and potential new strategic partnerships that are currently under discussion. Approximately 40% of the revenue gap relative to the previous outlook primarily reflects revised phasing and milestone schedules for existing partnerships, with the associated revenues now expected to be recognized in 2027. Approximately 45% reflects lower-than-anticipated contributions from potential new strategic partnerships due to the timing of agreement execution and development activities. Approximately 15% of the revenue gap is attributable to lower-than-expected revenue conversion.

At the same time, sales momentum in the base CRO and CDMO business has strengthened in the first half of 2026 compared with the first half of 2025, across both the D&PD and Just – Evotec Biologics segments. Just – Evotec Biologics continues to demonstrate positive operating momentum, supported by high capacity utilization and expansion of its customer base. D&PD net sales increased by more than 28% year-on-year, reflecting improved customer engagement and commercial execution. The increased commercial activity in D&PD is expected to translate into revenues from Q4 2026 onwards.

Reflecting these factors, Evotec now expects full-year 2026 Group revenues of approximately €570 to 610 million (€595 to 635 million CER) and adjusted Group EBITDA of approximately -€70 to -105 million (-€60 to -90 million CER). This compares with previous guidance of €700-780 million (€730-810 million CER) for Group revenues and €0-40 million (€10-50 million CER) for adjusted Group EBITDA.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“As expected, our preliminary H1 results reflect a challenging start to the year. However, we are also seeing trends indicating that the changes we've implemented are beginning to take hold. We're seeing growing momentum build across our base CRO and CDMO businesses with strong D&PD net sales growth, customer engagement rising, and sustained progress at Just – Evotec Biologics. Furthermore, Horizon cost streamlining is well on track. These are the metrics we control, and they're moving in the right direction. At the same time, we're updating our full-year outlook to reflect two factors: lower anticipated near-term contributions from new strategic partnerships and timing delays on certain milestone-related revenues from existing partnerships. This is a revision of timing, not of conviction. Our confidence in the long-term value of our partnered pipeline remains fully intact. In fact, that pipeline is more active than ever. We're in advanced discussions with several well-established partners on programs addressing real unmet medical need across renal disease, oncology, women's health, obesity, and beyond. This new foundation we're building today is what will drive the next phase of growth at Evotec.”

Claire Hinshelwood, Chief Financial Officer of Evotec, said:

“Our new outlook reflects primarily an updated view on strategic partnership activities and milestone contributions in the second half of this year. As these revenues typically carry a higher margin profile, the impact on adjusted EBITDA is expected to be disproportionate. In response, we remain focused on disciplined cash management, optimizing our cost base and reviewing our footprint capacity while continuing to invest in our strategic priorities.”

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Preliminary Segment Results (unaudited)

Discovery & Preclinical Development (D&PD)

For the second quarter of 2026, preliminary unaudited revenues for Discovery & Preclinical Development are expected to amount to approximately €108.1 million, representing a year-on-year decrease of approximately 15%.

For the first half of 2026, preliminary unaudited revenues are expected to total approximately €227.9 million, representing a year-on-year decrease of approximately 16%.

Just – Evotec Biologics (JEB)

For the second quarter of 2026, preliminary unaudited revenues for Just – Evotec Biologics are expected to amount to approximately €35.4 million, representing a year-on-year decrease of approximately 17%.

For the first half of 2026, preliminary unaudited revenues are expected to total approximately €72.3 million, representing a year-on-year decrease of approximately 29%.

Horizon and Strategic Priorities

Horizon remains Evotec's framework for the next phase of its transformation, focused on operational excellence, scientific leadership and commercial execution.

Since the launch of Horizon, Evotec has continued to advance measures to streamline operations, increase agility and focus resources on areas with the clearest path to value. The updated full-year 2026 outlook does not change the strategic direction of Horizon or the timeline for its implementation.

Evotec remains on track to deliver approximately 20-30% of cost savings in 2026 as part of its previously announced objective of €75 million in annual run-rate savings by the end of 2027.

The strategic review announced with the Q1 2026 results remains ongoing, and Evotec will provide a further update when appropriate.

Webcast Details

Evotec will host a webcast and conference call on Tuesday, July 14, 2026, at 2:00 p.m. CEST / 1:00 p.m. BST / 8:00 a.m. EDT.

To join the audio webcast and access the presentation slides, please register via this link.

An on-demand replay of the webcast will be available under the same link following the event and on Evotec's website.

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Conference Call Details

To join the conference call, please pre-register via this link. Participants will receive a confirmation email containing dedicated dial-in details, including the telephone number, access code and PIN.

A simultaneous slide presentation for participants joining by telephone will be available under this link.

About Evotec SE

Evotec is a life science company pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, Evotec accelerates the journey from concept to cure with greater speed, intelligence and precision. The company's expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms including Molecular Patient Databases, PanOmics and induced pluripotent stem cell-based disease modelling. Through flexible partnering models tailored to customers' needs, Evotec works with all Top 20 pharmaceutical companies, more than 800 biotechnology companies, academic institutions and other healthcare stakeholders. Evotec's offerings range from standalone services to fully integrated research and development programmes and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just - Evotec Biologics, the company is redefining biologics development and manufacturing to improve accessibility and affordability. With a portfolio of more than 100 proprietary research and development assets, most of which are co-owned, Evotec focuses on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology and immunology. Evotec's global team of more than 4,500 experts operates from sites in Europe and the United States, providing complementary technologies and services through a network of synergistic centres of excellence.

Learn more at www.evotec.com and follow Evotec on LinkedIn and X at @Evotec.

Forward-Looking Statements

This announcement contains forward-looking statements concerning future events, including Evotec's preliminary financial results, updated full-year 2026 outlook, expected commercial conversion, anticipated strategic partnership and milestone contributions, Horizon implementation, expected cost savings, liquidity, financial flexibility and future business performance. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of these words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on information available to Evotec and on expectations and assumptions considered reasonable by the company at the time the statements were made. No assurance can be given that these expectations will prove correct. Forward-looking statements involve known and unknown risks and are based on assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Evotec's control.

Evotec expressly disclaims any obligation or undertaking to publicly update or revise any forward-looking statements contained in this announcement to reflect changes in expectations, events, conditions or circumstances, except as required by applicable law.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP, Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com